Change in the Number of Shares Owned by the Largest Shareholder of
Woori Bank

On February 1, 2017, Woori Bank reported that, as of January 31, 2017, the number of shares owned by its largest shareholder, the Korea Deposit Insurance Corporation (the “KDIC”), decreased from 157,977,161 shares of common stock to 144,457,161 shares of common stock, decreasing the KDIC’s equity stake in Woori Bank from 23.37% to 21.37%.

The change in the number of shares was caused by the sale of such shares in accordance with the privatization plan of Woori Bank. The change reflects the consummation of the KDIC’s sales transaction of Woori Bank’s common stock with one institutional investor.

Since December 2016, the KDIC has consummated sales transactions with seven major shareholders. (The KDIC’s sale of an aggregate 29.69% ownership interest in Woori Bank has been consummated during this period, including the 2% disclosed hereunder. All the transactions contemplated under definitive purchase agreements executed prior to this date have been consummated.)

• Related Disclosure:

1. Report on Form 6-K, submitted by Woori Bank, on December 2, 2016, entitled “Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank”

2. Report on Form 6-K, submitted by Woori Bank, on December 9, 2016, entitled “Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank”

3. Report on Form 6-K, submitted by Woori Bank, on December 15, 2016, entitled “Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank”